SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13E-3

(Rule 13e-100)

TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE

SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

RULE 13e-3

TRANSACTION STATEMENT

UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

First Niles Financial, Inc.

(Name of Issuer)

First Niles Financial, Inc.
William L. Stephens	P. James Kramer
Lawrence Safarek	Robert I. Shaker
Daniel E. Csontos	William S. Eddy

(Names of Person(s) Filing Statement)

Common Stock

(Title of Class of Securities)

(CUSIP Number of Class of Securities)

William L. Stephens

President and Chief Executive Officer

First Niles Financial, Inc.

55 North Main Street

Niles, Ohio 44446

(330) 652-2539

Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copy To:

James C. Wheeler, Esq.

Powell Goldstein LLP

One Atlantic Center – Fourteenth Floor

1201 West Peachtree Street NW

Atlanta, Georgia 30309

(404) 572-6600

This statement is filed in connection with (check the appropriate box):

a.	☒ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐ The filing of a registration statement under the Securities Act of 1933.
c.	☐ A tender offer.
d.	☐ None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee
$430,254*	$46.04
*	For purposes of calculating the fee only. This amount assumes 36,900 shares of common stock of the subject company will be exchanged for 36,900 shares of Series A Preferred Stock of the subject company. Pursuant to Rule 0-11(a)(4), because there is no market for the common stock, the transaction value is based on the book value of the subject company as of March 31, 3006 which was $11.66 per share. The amount of the filing fee equals one-fiftieth of one percent of the aggregate transaction value.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:

Form or Registration No.:	Date Filed:

TRANSACTION STATEMENT UNDER SECTION 13(e) OF

THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

This Amendment No. 4 to the Rule 13e-3 Transaction Statement on Schedule 13e-3 (the “Schedule 13e-3”) for First Niles Financial, Inc. (“First Niles”) is being filed solely to report the results of the Rule 13e-3 transaction subject to the Schedule 13e-3.

The Certificate of Amendment to First Niles’s Certificate of Incorporation providing for the reclassification of shares (the “Reclassification”) of First Niles’s common stock held by shareholders who are the record holders of 300 or fewer shares of common stock into shares of First Niles’s Series A preferred stock were approved by First Niles’s shareholders on December 14, 2006 and became effective on December 20, 2006 upon the filing of a Certificate of Amendment with the Delaware Secretary of State. As a result of the Reclassification, 27,637 shares of First Niles common stock held by approximately 240 shareholders of record were reclassified to First Niles Series A preferred stock, on the basis of one share of Series A preferred stock for each share of common stock. After the Reclassification, the number of outstanding shares of First Niles common stock was 1,356,916 and the number of common shareholders of record was approximately 181. Additionally, after the Reclassification, the number of outstanding shares of First Niles Series A preferred stock was 27,637 and the number of Series A preferred shareholders of record was approximately 240.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 20, 3006

FIRST NILES FINANCIAL, INC.

By:	/s/ William L. Stephens
William L. Stephens Chairman of the Board, President and Chief Executive Officer

OTHER FILING PERSONS:

*
Daniel E. Csontos

*
William S. Eddy

*
P. James Kramer

*
Lawrence Safarek

*
Robert I. Shaker

* /s/ William L. Stephens

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